EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,		Year Ended December 31,
($ in millions)	2017	2016	2016	2015	2014	2013	2012
Earnings:
Net income attributable to the Company	$175.8	152.7	$318.2	438.7	386.1	269.8	208.1
Provision for income taxes	57.3	55.3	108.0	132.8	97.6	92.1	69.2
Equity earnings from real estate ventures	(14.8)	(13.5)	(17.2)	(56.4)	(41.1)	(26.2)	(21.9)
Operating distributions from real estate ventures	24.2	24.4	30.9	51.2	19.5	13.7	10.6
Fixed charges	91.8	72.8	102.4	78.5	77.9	80.6	81.6
Total Earnings	$334.3	291.7	$542.3	644.8	540.0	430.0	347.6
Fixed Charges:
Interest expense	$39.5	28.3	$40.1	27.4	27.3	32.5	33.4
Amortization of debt issuance costs	3.7	4.0	5.6	4.1	3.6	4.4	4.4
Applicable portion of rent expense (1)	48.6	40.5	56.7	47.0	47.0	43.7	43.8
Total Fixed Charges	$91.8	72.8	$102.4	78.5	77.9	80.6	81.6
Ratio of Earnings to Fixed Charges	3.64	4.01	5.30	8.21	6.93	5.33	4.26

(1) Represents one-third of rent expense, which we believe approximates the portion of rent expense that relates to interest.